Global West Resources, Inc.
27651 La Paz Road, Suite A
Laguna Nigel, CA 92677

May 7, 2009

VIA EDGAR

Tracey L. McNeil, Attorney-Advisor
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010

Re:           Global West Resources, Inc.
Preliminary Information Statement on Schedule 14C
Filed on April 9, 2009
File No. 000-52996

Dear Ms. McNeil:

This letter is being furnished as a response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated May 7, 2009, regarding Preliminary Information Statement on Schedule 14C as filed on behalf of Global West Resources, Inc. (the “Company”) on April 9, 2009.

The response set forth below refers to the Preliminary Information Statement on Schedule 14C as filed herewith.

Preliminary Information Statement on Schedule 14C filed on April 9, 2009

Actions by Board of Directors and Consenting Stockholders

1.	Commence by identifying and briefly summarizing the actions which are the subject of this Information Statement.

We have included a brief summary identifying the actions which are the subject of the Information Statement.

“The Board and Consenting Stockholders adopted amended and restated articles of incorporation and bylaws for the Company. This action will change the name of the Company to We Save Homes, Inc. to reflect the nature of the Company’s business following the acquisition of Mortgage Modification Legal Network, Inc. The amended and restated Articles of Incorporation and Bylaws are more appropriate for a publicly held company and consistent with Nevada law.”

Adoption of Amended and Restated Articles of Incorporation and Bylaws

2.
We note your disclosure regarding the adoption of Amended and Restated Articles of Incorporation and Amended and Restated Bylaws for the Company.  Expand your disclosure to state the reasons for and general effect of such amendments to your Articles of Incorporation and Bylaws.  In the alternative, advise us why such disclosure is not required.  See Item 19 of Schedule 14A.

We have amended the Information Statement to state the reasons for and general effect of such amendments to our Articles of Incorporation and Bylaws.

“Comparison of Articles of Incorporation

The Amended and Restated Articles, which will be the governing articles of incorporation for the Company, will contain the following important provisions pursuant to the NRS in contrast to the Current Articles. Explanatory notes appear in italicized form below and do not appear in the Company’s actual Amended and Restated Articles.

Current Articles of Incorporation	Amended and Restated Articles of Incorporation
Corporate Name
The Company’s current corporate name is Global West Resources, Inc.
Upon adoption of the Amended and Restated Articles, the Company’s corporate name will be We Save Homes, Inc.

Please note: the new name reflects the current nature and purpose of the Company’s business.

Authorized Shares
The Company is authorized to issue up to 50,000,000 common shares with a par value of $0.001 and 10,000,000 shares of preferred stock with a par value of $0.001.	The Company will have the authority to issue up to authorized to issue up to 50,000,000 common shares with a par value of $0.001 and 10,000,000 shares of preferred stock with a par value of $0.001.
Authority to Establish Series of Shares
The Current Articles did not state whether the Board has authority to create series or classes of shares.
The Board will have the authority to establish a series of shares.

Please note: The above provides the Board with the ability to establish series of shares of preferred stock for issuance in order to effectuate the Company’s business objectives.

Cumulative Voting Rights
No cumulative voting rights are authorized.	The stockholders will not have cumulative voting rights in the election of directors.
Preemptive Rights

No preemptive rights are authorized.	No shareholder shall have preemptive rights except as may be authorized by the Board when establishing a series of shares.
Amendment to Bylaws
Both the Board and Stockholders may amend the Bylaws.	The Board will have the right to amend Bylaws, subject to the stockholders’ rights to amend Bylaws.
Director Liability
Directors shall have no personal liability for damages for breach of fiduciary duty except for: (i) acts or omissions which involve intentional misconduct, fraud o knowing violation of the law, or (ii) payment of dividends in violation of the NRS.

The Company shall indemnify the Directors to the fullest extent permitted by Nevada law unless that Director did not: (a) act in good faith and in a manner the director reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal action or proceeding, have reasonable cause to believe the director’s conduct was unlawful.  The corporation shall advance expenses for such persons pursuant to the terms set forth in the Bylaws, or in a separate Board resolution or contract.

Actions Requiring Stockholders Vote
Under the NRS, the Company must have a majority of all the votes entitled to be cast by each voting group must approve: (i) amendment to the Articles of Incorporation, (ii) plan of merger or share exchange, (iii) sale, lease, exchange or other disposition of all or substantially all of the corporation’s assets; (iv) dissolution of the corporation if stock has been issued; (v) decrease in number of issued and outstanding shares; (vi) any increase or decrease in authorized shares of any class or series that would adversely alter or change any preference or any relative or other right given to any other class or series of outstanding shares.

Under the NRS, the Company must have a majority of all the votes entitled to be cast by each voting group must approve: (i) amendment to the Articles of Incorporation, (ii) plan of merger or share exchange, (iii) sale, lease, exchange or other disposition of all or substantially all of the corporation’s assets; (iv) dissolution of the corporation if stock has been issued; (v) decrease in number of issued and outstanding shares; (vi) any increase or decrease in authorized shares of any class or series that would adversely alter or change any preference or any relative or other right given to any other class or series of outstanding shares.

Comparison of Bylaws

The Amended and Restated Bylaws, which will be the governing Bylaws for the Company, will contain the following important provisions, in contrast to the Current Bylaws. Explanatory notes appear in italicized form below and do not appear in the Company’s actual Amended and Restated Articles.

Current Bylaws	Amended and Restated Bylaws
Calling of a Special Stockholders Meeting
Stockholders of not less than 10% of all the votes entitled to vote at the meeting, the Board and the President have the right to call a special meeting of the stockholders by submitting a written demand to the Company.
The Board has the right to call a special meeting of the stockholders by submitting a written demand to the Company.
Quorum
A majority of the votes outstanding on a mater by the stockholders constitutes quorum.	One-third of the votes entitled to be cast on a matter by the stockholders will constitute a quorum. Please note: The above allows greater ease in assembling a quorum.
Action Without a Meeting
Action by stockholders may be taken without a meeting through a written consent of not less than 51% of the shares that would be entitled to vote on that action.
Action by stockholders may be taken without a meeting by unanimous written consent or by written consent of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted.

Please note: The above reflects the requirements of Nevada Revised Statute 78.320 regarding stockholder action without a meeting.

Board Composition
The Board consists of at least one (1) director as amended from time to time by the Board or Stockholders.
The Board shall consist of not less than one (1) nor more than nine (9) directors, the specific number to be set by resolution of the Board.

Please note: The above limits the number the number of Board members.

Removal of Directors
A director or the entire Board may be removed by a majority vote of the stockholders.
Directors may be removed by the stockholders entitled to elect the director or directors whose removal is sought if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director;

Please note: The above reflects the requirements of Nevada Revised Statute 78.335 regarding removal of directors.

Vacancy on Board
Stockholders may fill vacancy by affirmative vote.
If a vacancy occurs on the Board, including a vacancy resulting from an increase in the number of Directors, the Board may fill the vacancy, or, if the Directors in office constitute fewer than a quorum of the Board, they may fill the vacancy by the affirmative vote of a majority of all the Directors in office.  The stockholders may fill a vacancy only if there are no Directors in office.  A Director elected to fill a vacancy shall serve only until the next election of Directors by the stockholders.

Please note: The above reflects the requirements of Nevada Revised Statute 78.335 regarding filling of a vacancy.

Issuance of Shares
Under the NRS, shares of the Company can only be issued by the Board or by a designated committee of the Board	Shares of the Company can only be issued by the Board or by a designated committee of the Board.
Restriction on Transfer
All shares are subject to transfer restrictions, unless the Company has obtained an opinion of counsel acceptable to the Company that confirms transfer restrictions are not required under applicable securities laws.

All shares are subject to transfer restrictions, unless the Company has obtained an opinion of counsel acceptable to the Company that confirms transfer restrictions are not required under applicable securities laws.

Transfer of Shares
The Company must authorize all transfers made by a shareholder and record on the stock transfer books of the Company.	The Company must authorize all transfers made by a shareholder and record on the stock transfer books of the Company.
Lost or Destroyed Certificates
A new certificate may be issued upon such terms and indemnity to the Company as the Board may prescribe.	A new certificate may be issued upon such terms and indemnity to the Company as the Board may prescribe.
Books and Records
The Company must maintain correct and adequate accounts of its properties, business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. A director or shareholder may inspect the records after first signing an affidavit of confidentiality.

The Company will: (i) keep permanent records of all meeting minutes of the stockholders and the Board, (ii) maintain appropriate accounting records, (iii) maintain a record of its stockholders and (iv) maintain its records in written form or in another form capable of conversion into written form within a reasonable time. The Company will keep the following records at its principal offices: (a) Articles of Incorporation and amendments thereto, (b) Bylaws and amendments thereto, (c) minutes of all meetings of stockholders and records of all action taken by stockholders without a meeting, for the past three years, (d) the financial statements for the past three years, (e) all written communications to stockholders for the past three years, (d) a list of names and business addresses of the current directors and officers, (e) the most recent annual reports delivered to the Nevada Secretary of State.

Please note: the above lists the records and manner of storage of records to ensure proper corporate records are maintained and archived.

Director and Officer Indemnification
The corporation shall indemnify any Director or officer or any former Director or officer, to the fullest extent permitted by law.
Each person who was, is or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit, claim or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (hereinafter “proceedings”), by reason of the fact that he or she is or was a Director or officer of the corporation or, that being or having been such a Director or officer of the corporation, he or she is or was serving at the request of the corporation as a Director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (hereafter an “indemnitee”), whether the basis of a proceeding is alleged action in an official capacity or in any other capacity while serving as such a Director, officer, partner, trustee, employee or agent, shall be indemnified and held harmless by the corporation against all losses, claims, damages (compensatory, exemplary, punitive or otherwise), liabilities and expenses (including attorneys’ fees, costs, judgments, fines, ERISA excise taxes or penalties, amounts to be paid in settlement and any other expenses) actually and reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a Director or officer of the Company or a Director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and shall insure to the benefit of the indemnitee’s heirs, executors and administrators.  Except as provided in subsection 10.4 of this Section with respect to proceedings seeking to enforce rights to indemnification, the corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if a proceeding (or part thereof) was authorized or ratified by the Board.  The right to indemnification conferred in this Section shall be a contract right.

Please note: the above details the extent to which the Company will indemnify Officers and Directors, in accordance with the applicable laws.

Amendment to Bylaws
The Bylaws may be altered, amended or repealed and new Bylaws may be adopted by a vote of the majority of the Stockholders, at any annual Stockholders’ meeting or at any special Stockholders’ meeting, provided notice of the proposed change is given in the notice of such meeting.  If there is a proposed change to be taken up at a meeting of the Stockholders, notice of such meeting must be given.

The Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board, except that the Board may not repeal or amend any Bylaw that the stockholders have expressly provided, in amending or repealing such Bylaw, may not be amended or repealed by the Board.  The stockholders may also alter, amend and repeal these Bylaws or adopt new Bylaws.  All Bylaws made by the Board may be amended, repealed, altered or modified by the stockholders.

Please note: The above allows the Board to alter, amend or repeal the Bylaws unless such Bylaw was specifically provided for by stockholders, to protect stockholder’s actions with regards to the Bylaws.”

3.
You disclose in your Form 10-K for the fiscal year ended July 31, 2008 that the company owns 100% undivided interest in a mineral property (the “Hot 1-4 Property”).  You further disclose that the April 2008 report of your consulting geologist recommended proceeding to Phase II of your exploration program on the Hot 1-4 Property, as the October 2007 completion of Phase I indicated potential areas of significant mineralization.

In light of this disclosure, include in your Information Statement the reasons the Company is:

•	Changing its name from Global West Resources, Inc. to We Save Homes, Inc., and
•	Changing the nature of its business from acquiring and exploring mineral properties to assisting financially distressed homeowners.

We have included the reasons for the Company’s name change from Global West Resources, Inc. to We Save Homes, Inc. as well as reasons for changing the nature of our business from acquiring and exploring mineral properties to assisting financially distressed homeowners.

“REASONS FOR CHANGES TO COMPANY NAME AND NATURE OF BUSINESS

Following the Company’s acquisition of all of the outstanding shares of Mortgage Modification Legal Network, Inc. (“MMLN”) on March 23, 2009, the business of the Company became providing foreclosure mitigation services, including mortgage modifications, to homeowners.  The name “We Save Homes, Inc.” reflects this change to the Company’s business plan, purpose and nature. The Company is no longer in the business of acquiring and exploring mineral properties.”

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement on Schedule 14C filing;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Information Statement on Schedule 14C filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned and James Vandeberg of the Otto Law Group, PLLC, at fax number (206) 262-9513 with any further comments or to confirm that the Staff will not have any further comments on the revised Preliminary Information Statement on Schedule 14C filed on May 11, 2009.  Thank you.

Sincerely,
Global West Resources, Inc.

/s/ Michael McCarthy
Michael McCarthy
President, CEO